Sam, why'd we buy this artist? (99% progress warning) Inbox ×

Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Hello Sam,

We sent you over some info on [our latest Barbara Kruger offering] last week, which is now at 99% progress. We wanted to make sure you knew about one of Kruger's most compelling metrics before this offering sells out:

It's not just that Kruger's seen four straight years of growth ('20-'23), or that she finished last year as the second-highest-selling photographer in the world.

What really excites us about Kruger's market is the consistent appreciation she's seen across multiple repeat sales. See what her works have been bought and sold for at auction over the years:

SALE ONE:


Your manias become science

Purchase Price: **$156k** Sale Price: **$1.2M**

Annualized Appreciation Rate **13.4%** (16 years)

SALE TWO:


terror

Purchase Price: **$58k** Sale Price: **$185k**

Annualized Appreciation Rate **13.8%** (9 years)

SALE THREE:


Who is free to choose? Who follows orders? Who salutes longest? Who

Purchase Price: **$26k** Sale Price: **$377k**

Annualized Appreciation Rate **14.1%** (21 years)

Overall, her track record for appreciation is 94%, and her Sharpe Ratio is the third-highest of all artists in our collection.

Check out our offering here, or view the offering circular below.

Check out our offering here

99% PROGRESS

Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281